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                          RENAISSANCERE HOLDINGS LTD.
                               RENAISSANCE HOUSE
                              8-12 EAST BROADWAY
                            PEMBROKE HM 19 BERMUDA

                                                              December 23, 1996

Dear Shareholder:

  RenaissanceRe Holdings Ltd. is offering to purchase for cancellation up to 813,190 Common Shares at a price of $34.50 per Share, net to the seller in cash, without interest thereon. This Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. The instructions on how to tender your Shares are also explained in detail in the enclosed accompanying materials. We encourage you to read these materials carefully.

  The closing sale price per Share on the New York Stock Exchange on December 13, 1996, the last trading day prior to the announcement of the Offer, and on December 20, 1996, the last trading day prior to the commencement of the Offer, was $32.75 and $33.13, respectively. Any shareholder whose Shares are purchased in the Offer will not incur the usual transaction costs associated with open market sales. Any shareholder owning an aggregate of less than 100 Shares whose Shares are properly tendered and purchased for cancellation pursuant to the Offer will avoid applicable discounts payable on sales of odd lots.

  The Board of Directors of the Company has approved the making of the Offer. However, neither the Company nor the Board makes any recommendation to any shareholder as to whether to tender any or all Shares. Shareholders must make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

  We have retained MacKenzie Partners, Inc. as our Information Agent to help you respond to this Offer. Please contact them between the hours of 8:00 a.m. and 6:00 p.m., Eastern Standard Time, at their toll free number, (1-800-322-
2885), if you have any questions. Their representatives will be pleased to answer your questions and can help you complete the enclosed materials.

                                          Very truly yours,

                                          By order of the Board of Directors,

                                          /s/ James N. Stanard

                                          JAMES N. STANARD
                                          Chairman of the Board

December 23, 1996